GS ACQUISITION HOLDINGS CORP II

200 West Street

New York, New York 10022

June 25, 2020

VIA EMAIL & EDGAR

Stacie Gorman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GS Acquisition Holdings Corp II (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-239096)

Dear Ms. Gorman:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-239096) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on June 29, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 and that such effectiveness also be confirmed in writing.

Very truly yours, GS Acquisition Holdings Corp II

By:	/s/ Tom Knott
Name:	Tom Knott
Title::	Chief Executive Officer, Chief Financial Officer and Secretary

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel

cc:	Ropes & Gray LLP

Paul D. Tropp and Christopher J. Capuzzi